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                          April 30, 2024

       Mark Emalfarb
       Chief Executive Officer
       Dyadic International, Inc.
       1044 North U.S. Highway One, Suite 201
       Jupiter, FL 33477

                                                        Re: Dyadic
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 24,
2024
                                                            File No. 333-278916

       Dear Mark Emalfarb:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jessica Chen, Esq.